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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*


                                Sento Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.25 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   816918 10 6
                  ---------------------------------------------
                                 (CUSIP Number)


                              Brian G. Lloyd, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 23, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)                   Page 1 of 7

CUSIP No.  816918-10-6            SCHEDULE 13D                 Page 2 of 7 Pages

--------------------------------------------------------------------------------
 1            Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

                  Gary B. Godfrey
--------------------------------------------------------------------------------
 2            Check  the   Appropriate   Box  if  a  Member  of  a  Group   (See
              Instructions)
                                                                 (a) |X|
                                                                 (b) |_|

--------------------------------------------------------------------------------
 3            SEC Use Only


--------------------------------------------------------------------------------
 4            Source of Funds (See Instructions)

                  N/A
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                     |_|

--------------------------------------------------------------------------------
 6            Citizenship or Place of Organization


                  United States
--------------------------------------------------------------------------------
                          7           Sole Voting Power

   Number of                              -0-
     Shares      ---------------------------------------------------------------
  Beneficially            8           Shared Voting Power
    Owned by
      Each                                 869,027
   Reporting     ---------------------------------------------------------------
    Person                9           Sole Dispositive Power
     With
                                          -0-
                 ---------------------------------------------------------------
                         10           Shared Dispositive Power

                                           869,027
--------------------------------------------------------------------------------
 11           Aggregate Amount Beneficially Owned by Each Reporting Person

                  869,027
--------------------------------------------------------------------------------
 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                     |_|

--------------------------------------------------------------------------------
 13           Percent of Class Represented by Amount in Row (11)

                  14.9%
--------------------------------------------------------------------------------
 14           Type of Reporting Person (See Instructions)

                  IN
--------------------------------------------------------------------------------

CUSIP No.  816918-10-6            SCHEDULE 13D                 Page 3 of 7 Pages

--------------------------------------------------------------------------------
 1            Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

                  Karie Godfrey
--------------------------------------------------------------------------------
 2            Check  the   Appropriate   Box  if  a  Member  of  a  Group   (See
              Instructions)
                                                                 (a) |X|
                                                                 (b) |_|

--------------------------------------------------------------------------------
 3            SEC Use Only


--------------------------------------------------------------------------------
 4            Source of Funds (See Instructions)

                  N/A
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                     |_|

--------------------------------------------------------------------------------
 6            Citizenship or Place of Organization


                  United States
--------------------------------------------------------------------------------
                          7           Sole Voting Power

   Number of                              -0-
     Shares      ---------------------------------------------------------------
  Beneficially            8           Shared Voting Power
    Owned by
      Each                                 869,027
   Reporting     ---------------------------------------------------------------
    Person                9           Sole Dispositive Power
     With
                                          -0-
                 ---------------------------------------------------------------
                         10           Shared Dispositive Power

                                           869,027
--------------------------------------------------------------------------------
 11           Aggregate Amount Beneficially Owned by Each Reporting Person

                  869,027
--------------------------------------------------------------------------------
 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                     |_|

--------------------------------------------------------------------------------
 13           Percent of Class Represented by Amount in Row (11)

                  14.9%
--------------------------------------------------------------------------------
 14           Type of Reporting Person (See Instructions)

                  IN
--------------------------------------------------------------------------------

CUSIP No.  816918-10-6            SCHEDULE 13D                 Page 4 of 7 Pages

--------------------------------------------------------------------------------
                  This Amendment No. 4 to the Schedule 13D of Gary B. Godfrey and Karie Godfrey amends and supplements, and should be read in conjunction with, the Schedule 13D filed on April 26, 1996 and Amendment Nos. 1, 2 and 3 thereto filed herewith.
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         (a)      Title of Class of Equity Securities:

                           Common Stock, $.25 par value (the "Common Stock")

         (b)      Name of Issuer:

                           Sento Corporation (the "Issuer")

         (c)      Address of Issuer's Principal Executive Office:

                           808 East Utah Valley Drive, American Fork, UT 84003

Item 2.  Identity and Background

         (a)      Name:

                           Gary B. Godfrey ("GB Godfrey")
                           Karie Godfrey ("K Godfrey"; together with GB Godfrey, the "Reporting Persons")

         (b)      Residence address/business address:

                           149 North 835 East, Lindon, UT 84042

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                           GB Godfrey: Consultant; Director of the Issuer K Godfrey: Not employed outside of the home

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                           No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No

CUSIP No.  816918-10-6            SCHEDULE 13D                 Page 5 of 7 Pages

         (f)      Citizenship:

                           United States

Item 3.  Source and Amount of Funds or Other Consideration

                           Not   applicable  as  the   transaction   involved  a
                           disposition of securities and not an acquisition of securities.

Item 4.  Purpose of Transaction

                           Not   applicable  as  the   transaction   involved  a
                           disposition of securities and not an acquisition of securities.

                           The Reporting Persons reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

                           (a) The Reporting Persons have beneficial ownership of 869,027 shares of the Common Stock as Trustees of The Gary B. Godfrey Family Revocable Trust dated July 1, 1993, which represents 14.9% of the outstanding shares of the Issuer.

                           (b) The Reporting Persons share the power to vote, direct the vote, dispose or direct the disposition of 869,027 shares of the Common Stock. The Reporting Persons do not have the sole power to vote, direct the vote, dispose or direct the disposition of any shares of the Common Stock.

                           (c) On September 23, 1998, the Reporting Persons transferred 58,000 shares of the Common Stock to the Issuer as partial consideration for the purchase of a building by the Reporting Persons from the Issuer.

                           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                           (e)      Not applicable.

CUSIP No.  816918-10-6            SCHEDULE 13D                 Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Effective February 27, 1996, the Reporting Persons agreed to issue an option (the "Option") to purchase 3,120 shares of the capital stock of the Issuer (representing 110,693 shares of the Common Stock after giving effect to the exchange of shares) held by The Gary B. Godfrey Family Revocable Trust to Eng Lee or an entity with which Mr. Lee is affiliated. The Option is exercisable in installments of 25% on the first and each subsequent anniversary date of the date of the Option at an exercise price of $1.49 per share. The Option will expire six years after the date of the Option.

Item 7.  Material to Be Filed as Exhibits

                           None.

CUSIP No.  816918-10-6            SCHEDULE 13D                 Page 7 of 7 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




November 30, 1998                           /s/ GARY B. GODFREY
---------------------------------           ------------------------------------
Date                                        Gary B. Godfrey


November 30, 1998                           /s/ KARIE GODFREY
---------------------------------           ------------------------------------
Date                                        Karie Godfrey


                                    AGREEMENT

         The undersigned agree that this Amendment No. 4 to the Schedule 13D of Gary B. Godfrey and Karie Godfrey relating to shares of common stock of Sento Corporation shall be filed on behalf of the undersigned.

/s/ GARY B. GODFREY
---------------------------------
Gary B. Godfrey


/s/ KARIE GODFREY
---------------------------------
Karie Godfrey